United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Rio de Janeiro, July 26th, 2023

To

COMISSÃO DE VALORES MOBILIÁRIOS – CVM

Superintendence of Corporate Relations

At. Mr. Fernando Soares Vieira

Corporate Monitoring Management 2 (GEA-2)

At. Mr. Guilherme Rocha Lopes

Forwarded via IPE module.

With reference to Official Letter No. 221/2023/CVM/SEP/GEA-2: Request for clarifications - News published in the media

Dear,

Vale S.A. ("Vale" or "Company"), in compliance with the provisions of CVM Resolution No. 44, of August 23, 2021, hereby informs its shareholders and the market in general that it received from the Brazilian Securities and Exchange Commission ("CVM") on July 26, 2023, the Official Letter 221/2023/CVM/SEP/GEA-2 ("Official Letter"), attached to this message, through which CVM refers to the news published in the newspaper Valor Econômico on 07/25/2023, entitled "Vale is close to closing the sale of 10% of the base metals unit to Saudi Arabia, says newspaper", with the following content:

“Vale is close to selling 10% of base metals unit to Saudi Arabia, says newspaper

Public Investment Fund (PIF) and the mining company Ma'aden must pay $ 2.5 billion for the stake; deal may be announced later this week Vale is close to closing a deal to sell a 10% stake in its base metals unit to a consortium formed by Saudi Arabia's sovereign wealth fund and a Saudi mining company, sources told "The Wall Street Journal". The Public Investment Fund (PIF) and the Ma'aden mining company are expected to pay $2.5 billion for the stake that values the Brazilian company's unit at $25 billion, according to people connected to the deal, which could be announced later this week. [...]”

Regarding the content of the news highlighted above, and in response to the aforementioned Letter, Vale reiterates that it has been actively seeking partnership for its Metals for Energy Transition business as part of its strategy to attract investment and accelerate business growth. During the Vale Day 2022 event, which took place on December 7, 2022 and was broadcasted openly (presentation here, slide 71), the company disclosed information about this possible partnership. Since then, the topic has been reinforced by management on a recurring basis. More recently, on May 19, 2023 and June 20, 2023, Vale updated the market on the progress of this initiative (here and here, respectively).

The Company reinforces that it remains in discussion with investors to enter into a strategic agreement for investments in its Energy Transition Metals business. Negotiations are ongoing but have not been concluded. Likewise, there has not yet been a definitive decision on the final terms of the possible agreement, including parties and amounts involved, nor internal approval, under the terms of the company's governance.

The Company clarifies that its managers and/or persons with access to relevant acts or facts regarding Vale's Metals for Energy Transition business are not aware of any material fact that may warrant disclosure to the market. Vale reiterates its commitment to keep the market updated on material developments on the subject and remains at your disposal for any further clarification.

Sincerely,

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

Vale S.A.

Praia de Botafogo, 186, 19º andar, Botafogo

22.250-145 Rio de Janeiro RJ Brazil

www.vale.com vale.ri@vale.com

[Translated Letter]

Rio de Janeiro, July 25th, 2023.

Letter no. 221/2023/CVM/SEP/GEA-2

To Mr.

Gustavo Duarte Pimenta

Investor Relations Director of

VALE S.A.

Tel.: (21) 3485-3900

E-mail: dri.vale.sa@vale.com

C/C: Superintendence of Listing and Supervision of Issuers of B3 S.A. - Brasil, Bolsa, Balcão

E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for clarification - News published in the media

Mr. Director,

1. We refer to the news published in the newspaper Valor Econômico on 07/25/2023, entitled "Vale is close to closing the sale of 10% of the basic metals unit to Saudi Arabia, says newspaper", with the following content:

Vale is close to closing the sale of 10% of the base metals unit to Saudi Arabia, says newspaper

Public Investment Fund (PIF) and mining company Ma'aden are expected to pay US$2.5 billion for the stake; deal could be announced later this week.

Vale is close to closing a deal to sell a 10% stake in its base metals unit to a consortium formed by Saudi Arabia's sovereign wealth fund and a Saudi mining company, sources told The Wall Street Journal.

The Public Investment Fund (PIF) and the Ma'aden mining company are expected to pay $2.5 billion for the stake that values the Brazilian company's unit at $25 billion, according to people connected to the deal, which could be announced later this week.

[...]

2. Regarding the content of the news highlighted above, we request your opinion on the veracity of the information provided in the news, and, if so, we request additional clarifications on the matter, as well as informing the reasons why you understood that the matter is not a Material Fact, under the terms of CVM Resolution No. 44/21.

3. Such manifestation must include a copy of this Official Letter and be sent through the Empresas.NET System, category "Notice to the Market", type "Clarifications on CVM/B3 inquiries". The fulfillment of this request for manifestation by means of a Notice to the Market does not exempt the possible determination of responsibility for the failure to timely disclose a Material Fact, under the terms of CVM Resolution No. 44/21.

4. We emphasize that, under the terms of article 3 of CVM Resolution No. 44/21, the Investor Relations Officer is responsible for disclosing and communicating to the CVM and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any material act or fact occurring or related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

5. We also recall the obligation provided for in the sole paragraph of article 4 of CVM Resolution No. 44/21, to inquire of the Company's managers and controlling shareholders, as well as all other persons with access to relevant acts or facts, in order to ascertain whether they are aware of information that should be disclosed to the market.

6. Pursuant to the sole paragraph of article 6 of CVM Resolution No. 44/21, it is the duty of the controlling shareholders or managers of the publicly-held company, directly or through the Investor Relations Officer, to immediately disclose the relevant act or fact pending disclosure, in the event that the information is beyond their control or if there is an atypical oscillation in the quotation, price or quantity traded of the securities issued by the publicly-held company or referenced to them. Therefore, in the event of leakage of relevant information (its disclosure through a press vehicle, for example), the Material Fact must be disclosed, regardless of whether or not the information originates from manifestations by representatives of the Company.

7. We also emphasize that article 8 of CVM Resolution No. 44/21 provides that controlling shareholders, officers, members of the board of directors, the board of directors and any bodies with technical or advisory functions, created by statutory provision, and employees of the company, must keep confidential the information related to a relevant act or fact to which they have privileged access due to the position or position they hold, until its disclosure to the market, as well as ensure that subordinates and third parties of their confidence also do so, being jointly and severally liable with them in the event of non-compliance.

8. By order of the Superintendence of Corporate Relations, we warn that it will be up to this administrative authority, in the use of its legal attributions and, based on item II, of art. 9, of Law No. 6.385/76, and on art. 7, combined with art. 8, of CVM Resolution No. 47/21, to determine the application of a fine, without prejudice to other administrative sanctions, in the amount of R$ 1,000.00 (one thousand reais), for non-compliance with the requirements formulated, until July 26, 2023.

Sincerely,

COMISSÃO DE VALORES MOBILIÁRIOS

Reference: Case no. 19957.008665/2023-95

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: July 26, 2023		Head of Investor Relations